[Letterhead of Stifel, Nicolaus & Company, Incorporated]

November 8, 2007

VIA FACSIMILE AND EDGAR

(202) 772-9216

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cape Bancorp, Inc.
Registration Statement on Form S-1 (Registration Number 333-146178)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Cape Bancorp, Inc. in requesting that the effective date of the above-referenced registration statement, as amended, be accelerated so that it will become effective at 4:00 p.m. on November 13, 2007, or as soon thereafter as may be practicable.

Very Truly Yours,

/s/ Robin P. Suskind
Robin P. Suskind Managing Director